Hello Group Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

September 22, 2023

VIA EDGAR

Mr. Stephen Krikorian

Mr. Morgan Youngwood

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hello Group Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 25, 2023

File No. 001-36765

Dear Mr. Krikorian and Mr. Youngwood:

This letter sets forth the Company’s response to the comment contained in the letter dated September 8, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 25, 2023 (the “2022 Form 20-F”). The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

D. Risk Factors, page 15

1.

Please include a risk factor indicating that: (1) the Company intends to conduct its operations such that it will not be an “investment company” under Section 3(a) of the Investment Company Act of 1940 (the “1940 Act”); (2) the Company’s position with respect to its status under the 1940 Act may depend in part on legal theories with respect to certain variable interest entities that have not necessarily been endorsed by the Commission or courts; and (3) the Company’s ability to operate in its current form would be significantly impacted if the Company (and/or certain of its subsidiaries) were deemed to be an investment company under the 1940 Act.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in Item 3. Key Information—D. Risk Factors in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“If we are deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and Class A ordinary shares.

We are not an ‘investment company’ and do not intend to become registered as an ‘investment company’ under Section 3(a) of the Investment Company Act of 1940, or the 1940 Act, because our primary business is online social networking. Our status under the 1940 Act depends in part on legal theories with respect to certain VIEs that have not been endorsed by the SEC or United States courts.

Generally, a company is an ‘investment company’ if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. As a foreign private issuer, we would not be eligible to register under the 1940 Act, and if a sufficient amount of our assets are deemed to be ‘investment securities’ within the meaning of the 1940 Act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the 1940 Act. Failure to avoid being deemed an investment company under the 1940 Act coupled with our inability as a foreign private issuer to register under the 1940 Act could make us unable to comply with our reporting obligations as a public company in the United States, and we could be delisted from the Nasdaq, which would have a material adverse effect on the liquidity and value of our ADSs and Class A ordinary shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States.”

*  *   *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the Company’s U.S. counsels, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 10 6535 5586 or via e-mail at yilin.xu@skadden.com, or the Chief Financial Officer of the Company, Cathy Hui Peng, via e-mail at peng.hui@hellogroup.com.

Very truly yours,

/s/ Cathy Hui Peng
Cathy Hui Peng
Chief Financial Officer

cc:	Yan Tang, Chairman and Chief Executive Officer, Hello Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Sijia Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP